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                               December 13, 2023

       Iris Chen
       Head of Finance and Accounting
       Perfect Corp.
       14F, No. 98 Minquan Road Xindian District
       New Taipei City 231 Taiwan

                                                        Re: Perfect Corp.
                                                            Schedule TO-I
                                                            Filed November 27,
2023
                                                            File No. 005-93810

       Dear Iris Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed November 27, 2023

       Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 13

   1. We note your disclosure that the Offer will allow large shareholders "(particularly those who, because of the
size of their shareholdings, might not be able to sell their shares without potential
disruption to the share price)" to obtain liquidity. We further note that
                                                        Taobao China Holding
Limited, one of the Company's largest shareholders, and other insiders intend to
tender 11,364,596 shares into the Offer, and that such tender would represent a significant
portion of the total number of shares sought. To the extent that affiliates such as
Taobao participating in initiating the Offer or negotiating its terms, please expand to
describe this background.
       Procedures for Tendering Shares, page 15

   2.                                                   We note your disclosure
on page 18 that: "the Company   s interpretation of the terms of
                                                        the Offer will be final
and binding on all parties." Please revise this statement (and similar
 Iris Chen
Perfect Corp.
December 13, 2023
Page 2
         statements throughout the Offer to Purchase) to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.
Conditions of the Offer, page 20

3. We note the following disclosure on page 22: "The conditions . . . may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the
         Expiration Time." If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise here and in the next paragraph on page 22, where you state that "[o]ur failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time . . . ."
Price Range of the Shares; Dividends, page 22

4. Revise to state the high and low sales prices for the shares for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.
General

5. Please explain in your response letter why pro forma financial information required by
         Item 1010(b) of Regulation M-A and Item 10 of Schedule TO is not material in the context of this Offer. Otherwise, please revise to include it. In this regard, we note that the
         Company is offering to repurchase up to 15.9% of its outstanding shares, and that, due to the stated intentions of affiliates and large shareholders to tender, the offer is likely to be fully subscribed.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNameIris Chen                                      Sincerely,
Comapany NamePerfect Corp.
                                                                 Division of
Corporation Finance
December 13, 2023 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName